BANK OF AMERICA, N.A.
1455 Market Street

San Francisco, California 94103

December 18, 2012

Equifax Inc.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Attention:             Mark E. Young

Senior Vice President & Treasurer

Re:         Termination of 364-Day Revolving Credit Facility

Ladies and Gentlemen:

Reference is made to that certain 364-day revolving credit facility (the “Credit Facility”) evidenced by that certain Credit Agreement, dated as of December 1, 2012 (as amended, modified, extended, restated, replaced, or supplemented prior to the date hereof, the “Existing Credit Agreement”), among Equifax Inc., a Georgia corporation (the “Company”), the Lenders party thereto on the date hereof (the “Existing Lenders”) and Bank of America, N.A., as administrative agent for the Existing Lenders (in such capacity, the “Existing Agent”). Capitalized terms used herein without definition have the meanings given to them in the Existing Credit Agreement.

The Existing Agent understands that on December 19, 2012 (the “Payoff Date”) the Company intends to cause all indebtedness, liabilities and other obligations of the Company to the Existing Lenders and/or the Existing Agent owing under the Loan Documents, including, without limitation, all principal, accrued interest, costs, expenses and fees outstanding, to be repaid in full.

The total principal balance of the loans and advances made by the Existing Lenders to or for the benefit of the Company under the Existing Credit Agreement, together with all accrued but unpaid interest thereon, and the total amount of all fees, costs, expenses and other amounts owed by the Company with respect to the Credit Facility under the Existing Credit Agreement and all other Loan Documents, if paid on the Payoff Date by 2:00 p.m. (Eastern Time) (the “Payoff Time”), will be as follows (the “Payoff Amount”):

Principal:	$0
Interest:	$0
Fees:	$19,444.44
Breakage Costs:	$0

Payoff Amount:	$19,444.44

The Existing Agent hereby instructs the Company to pay or cause to be paid the Payoff Amount by wire transfer, in immediately available funds, to the following account in accordance with the following wire transfer instructions:

Bank of America, N.A.

New York, NY

ABA # :  026009593

Acct # :  1366212250600

Attn: Credit Services

Reference:  Equifax

Subject to (a) the receipt by the Existing Agent of the Payoff Amount, and (b) receipt by the Existing Agent of a fully executed copy of this Payoff Letter, duly executed by the Company, and the Existing Agent (collectively, the “Payoff Items”), the Existing Agent (on behalf of the Existing Lenders) agrees that all obligations of the Company under the Loan Documents (other than (i) obligations under the Loan Documents (including contingent reimbursement obligations and indemnity obligations) which, by their express terms, survive termination of the Existing Credit Agreement, and (ii) to the extent not paid on the Payoff Date, fees and expenses of counsel to the Existing Agent in connection with the Loan Documents), including principal, accrued interest, costs, expenses and fees, shall be paid in full and all Loan Documents shall be terminated.

Notwithstanding the terms of this letter agreement to the contrary, if the Existing Agent determines after the Payoff Time that an amount that was due and payable under the Loan Documents was mistakenly excluded from the Payoff Amount, the Company agrees to promptly pay such excluded amount after the Existing Agent provides evidence to the Company that such excluded amount is due and payable. Notwithstanding anything herein to the contrary, if at any time all or any part of the Payoff Amount is or must be rescinded or returned by the Existing Agent for any reason whatsoever (including the insolvency, bankruptcy, reorganization or similar proceeding involving the Company), the Obligations, to the extent that such payment is or must be rescinded or returned, shall be deemed to have continued in existence, notwithstanding such application by the Existing Agent, and the Existing Credit Agreement and the other Loan Documents shall continue to be effective or be reinstated, as the case may be, as to such Obligations, all as though such application by the Existing Agent had not been made.

As of the Payoff Date, and if not previously terminated or cancelled in accordance with the terms of the Loan Documents, the Company hereby irrevocably terminates any commitment under the Loan Documents to lend or make advances by the Existing Agent or any Existing Lender.

It is acknowledged and agreed that this document constitutes a “Loan Document” for purposes of Sections 11.04 and 11.15 of the Existing Credit Agreement.

This letter agreement (a) shall be governed by and shall be construed and enforced in accordance with, the laws of the State of Georgia and (b) sets forth the entire agreement among the parties relating to the subject matter pertaining hereto, and no term or provision hereof may be amended, changed, waived, discharged or terminated, except in writing signed by each party.

This letter agreement may be executed in any number of counterparts, and telecopied signatures (or signatures delivered via electronic mail or “pdf”) shall be enforceable as originals. Your signature below shall evidence your agreement with the foregoing.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Very truly yours,

BANK OF AMERICA, N.A.,
as Existing Agent

By:	/s/ Matthew S. Hichborn
Name: Matthew S. Hichborn
Title: Assistant Vice President

Accepted and Agreed to:

EQUIFAX INC.

By:	/s/ Mark E. Young
Name: Mark E. Young
Title: SVP & Treasurer